AB 6/3

CD 6/3/13



SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. Clinton, Suite 450
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Gorchoff 312-655-8211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

225 W. Illinois Street, Suite 300, Chicago, IL 60654
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/10/13

OATH OR AFFIRMATION

I, Nancy J. Gorchoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Financial Group, Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title



OFFICIAL SEAL
ADAM B. WHITEMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-12-2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS FINANCIAL GROUP, INC.

TABLE OF CONTENTS


SS&G
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

To the Board of Directors
Access Financial Group, Inc.
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. as of March 31, 2013, and the related statements of income and comprehensive income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SS&G, Inc.

May 28, 2013

SS&G

www.SSandG.com

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

	MARCH 31, 2013
ASSETS	
Cash and cash equivalents	$ 1,118,760
Receivable from broker-dealer	17,882
Management and administrative fees receivable	366,902
Securities owned, at fair value	476,323
Property and equipment, net of accumulated depreciation of $166,584	81,006
Commission and fee receivable	1,451
Other assets	98,470
	$ 2,160,794
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 143,926
Income tax payable	6,058
Deferred income taxes	3,500
TOTAL LIABILITIES	153,484
STOCKHOLDERS' EQUITY	
Common stock – $.01 par value; 4,000,000 shares authorized; and 1,231,962 issued	12,319
Additional paid in capital	1,114,552
Retained earnings	867,581
Accumulated other comprehensive income	12,858
TOTAL STOCKHOLDERS' EQUITY	2,007,310
	$ 2,160,794

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	FOR THE YEAR ENDED MARCH 31, 2013
REVENUES	
Commissions and fees	$ 1,701,832
Management and administrative fees	2,744,899
Interest and dividends	34,864
Gain on sale of marketable securities	11,031
Other income	1,650
TOTAL REVENUES	4,494,276
OPERATING EXPENSES	
Commissions, clearing and exchange fees	2,198,851
Compensation and related expenses	1,276,978
Communications and data processing	178,165
Occupancy	198,529
Other operating expenses	361,490
TOTAL OPERATING EXPENSES	4,214,013
INCOME BEFORE TAXES	280,263
PROVISION FOR INCOME TAXES	110,949
NET INCOME	169,314
OTHER COMPREHENSIVE INCOME	
Unrealized holding gains arising during the period	17,461
Reclassification adjustment for gains included in net income	(11,031)
TOTAL OTHER COMPREHENSIVE INCOME	6,430
TOTAL COMPREHENSIVE INCOME	$ 175,744

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

BALANCE – April 1, 2012	$ -
Additions (Deductions)	-
BALANCE – March 31, 2013	$ -

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
BALANCE - April 1, 2012	20	$ 1	$ 1,126,870	$ 698,267	$ 6,428	$ 1,831,566
Comprehensive income:						
Net income	-	-	-	169,314	-	169,314
Other comprehensive income	-	-	-	-	6,430	6,430
Corporation amendment	1,231,942	12,318	(12,318)	-	-	-
BALANCE - March 31, 2013	1,231,962	$ 12,319	$ 1,114,552	$ 867,581	$ 12,858	$ 2,007,310

See accompanying notes to financial statements

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

	FOR THE YEAR ENDED MARCH 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 169,314
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	23,295
Gain on sale of marketable securities	(11,031)
Deferred income taxes	(7,000)
Loss on disposition of asset	463
(Increase) decrease in:	
Receivable from broker - dealer	30,261
Management and administrative fees receivable	10,170
Commission and fee receivable	1,271
Tax refund receivable	33,170
Other assets	1,286
Increase (decrease):	
Accounts payable and accrued expenses	(51,926)
Income tax payable	6,058
NET CASH PROVIDED BY OPERATING ACTIVITIES	205,331
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,519)
Purchase of marketable securities	(33,481)
Proceeds from sale of marketable securities	53,869
NET CASH PROVIDED BY INVESTING ACTIVITIES	18,869
NET INCREASE IN CASH	224,200
Cash at beginning of year	894,560
Cash at end of year	$ 1,118,760
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	$ 78,425

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on April 1, 1994. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

The Company was a wholly-owned subsidiary of Access Capital Group through December 31, 2012. The members of Access Capital Group then amended the Certificate of Incorporation, dissolving Access Capital Group, and authorized a total of 4,000,000 shares of common stock having a par value of $.01. Consistent with the ownership structure of Access Capital Group, new shares of the authorized common stock were issued to the members.

NOTE B – Summary of significant accounting policies

Basis of accounting
The Company uses the accrual method of accounting. Customer transactions are cleared on a fully disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

Management fee receivable, administrative fees receivable and allowance for doubtful accounts
Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially in arrears of each calendar quarter. The Company determined there were no accounts deemed uncollectible, and as a result had no allowance for doubtful accounts recorded at March 31, 2013.

Property and equipment
Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

Income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to primarily depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and other comprehensive income. The deferred tax assets and liabilities

NOTE B – Summary of significant accounting policies, continued

Income taxes, continued
represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Advertising costs
The Company expenses advertising costs as incurred. Advertising expense for the year ended March 31, 2013 was $7,195.

Securities transactions
Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures.*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income
Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are included in comprehensive income but are excluded from net income as these amounts are recoded directly as an adjustment to stockholders' equity.

Subsequent events
The Company has evaluated subsequent events through May 28, 2013, the date which the financial statements were issued, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

NOTE C – Employee benefit plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution; however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution for the year ended March 31, 2013 was $32,272.

NOTE D – Fair value measurements

Fair value of financial instruments

The Company has adopted FASB ASC Topic 820, *Fair Value Measurements and Disclosures*. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels established by FASB ASC 820 are described as follows:

Level 1 - Valuation is based on quoted prices for identical assets or liabilities traded in active markets.

Level 2 - Valuation is based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is based on model-based techniques that use significant inputs and assumptions not observable in the market. These unobservable inputs and assumptions reflect the Fund's estimates of inputs and assumptions that market participants would use in pricing the assets and liabilities, and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

In accordance with the ASC 820, the following tables represent the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of March 31, 2013:

	Quoted Prices In Active Markets for Identical Assets (Level 1)
Equities and financial institution preferred equities	$476,323

NOTE E – Securities owned, at fair value

The Company classifies its marketable securities as "available for sale." They may be sold in response to changes in interest rates, liquidity needs, and for other purposes.

NOTE E – Securities owned, at fair value, continued

Cost and fair value of marketable equity securities at March 31, 2013 are as follows:

March 31, 2013	Cost	Gross unrealized gains (losses)	Fair value
Equities and financial institution preferred equities	$ 463,465	$ 12,858	$ 476,323

NOTE F – Commitments and related party transactions

The Company leases office space under an operating lease agreement expiring on May 31, 2015. The lease is with a partnership in which the officers of the Company have an interest. Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows for the years ending March 31st:

Minimum annual payments under this lease are as follows:

2014	$ 145,357
2015	149,718
2016	25,075
	$ 320,150

Rent expense for the year ended March 31, 2013 was $140,973 all of which was paid to the affiliated partnership.

NOTE G – Property and equipment

Property and equipment
Property and equipment consist of the following as of March 31, 2013:

Furniture and equipment	$ 17,314
Computer equipment	141,329
Leasehold improvements	88,947
	247,590
Less accumulated depreciation	(166,584)
	$ 81,006

Depreciation expense for the year ended March 31, 2013 was $23,295.

NOTE H – Off balance sheet credit and market risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commissions receivables on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers with which it conducts business.

NOTE I – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2013, the Company has a net capital of $1,402,033, which is $1,352,033 in excess of its required net capital of $50,000. The Company's net capital ratio was .11 to 1.

NOTE J – Income taxes

The Company's total deferred tax assets and deferred tax liabilities at March 31, 2013 are as follows:

Total deferred tax assets	$ -
Total deferred tax liability	(3,500)
Net deferred tax liability	$(3,500)

The Company's provision for income taxes consists of the following:

Current income tax expense	$117,949
Deferred tax expense	(7,000)
	$110,949

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE J – Income taxes, continued

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company follows the accounting guidance for uncertainty in income taxes according to the FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of March 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The Company is no longer subject to U.S. federal and state income tax examinations by authorities for years before 2009.

SUPPLEMENTARY INFORMATION

ACCESS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

	MARCH 31, 2013
Total Stockholders' Equity from Statement of Financial Condition	$ 2,007,310
Total non-allowable assets	550,247
Net capital before haircuts on securities	1,457,063
Haircuts on securities pursuant to Rule 15c3-1	(55,030)
Net capital	1,402,033
Net capital requirement	50,000
Excess net capital	$ 1,352,033
Total aggregate indebtedness	$ 153,484
Percentage of aggregate indebtedness to net capital	10.95%

Reconciliation with Company's computation of Net Capital (included in Part ll A of Form X-17A-5) as of March 31, 2013:

Net capital, as reported in Company's Part ll A Focus Report	$ 1,402,431
Adjustments:	
Decrease in haircuts on securities	(7,398)
Decrease in deferred liability	7,000
Net capital, per March 31, 2013 audit report	$ 1,402,033

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part ll A of Form X-17A-5) as of March 31, 2013:

Total Aggregate Indebtedness, as reported in Company's Part ll A Focus Report	$ 160,484
Adjustments:	
Decrease in deferred liability	7,000
Total Aggregate Indebtedness, per March 31, 2013 audit report	$ 153,484

ACCESS FINANCIAL GROUP, INC.

STATEMENT REGARDING RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule for the year ending March 31, 2013.

SUPPLEMENTARY REPORTS



Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Chicago Office

225 West Illinois Street

Chicago, IL 60654

312-863-2300

fax: 312-863-2301

www.SSandG.com

Board of Directors
Access Financial Group, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Access Financial Group, Inc. (the Company), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

May 28, 2013

SS&G
Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Access Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Access Financial Group, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement record entry (disbursement made on November 6, 2012 with SIPC-6 filing), recorded as an expense in the amount of $2,391, noting no difference. Compared the listed assessment balance due as of March 31, 2013, in the amount of $2,579 with the respective accrued expense entry of $2,579 in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013 noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with the supporting schedules and working papers. The following adjustments were noted: a deduction adjustment in the amount of $503,111 for revenues from the

distribution of shares of a registered open and investment company or unit investment trust from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and for transactions in security futures products; a deduction in the amount of $203,709 representing commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions; a deduction in the amount of $6,430 identified as a net gain from securities in investment accounts; a deduction in the amount of $1,795,586 for revenue not related either directly or indirectly to the securities business; and a deduction in the amount of $3,806 representing 40% of margin interest earned on customer securities accounts. The amounts were agreed to the supporting income statement work paper that agreed to the amounts in the audited trial balance which supported the adjustments, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (the income statement worksheet) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

May 28, 2013

SS&G

www.SSandG.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended MARCH 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ACCESS FINANCIAL GROUP, INC
118 N CLINTON ST., SUITE 450
CHICAGO, IL 60661

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
NANCY GORCHOFF 312-655-8211

2. A. General Assessment (item 2e from page 2)		$ 4,970.00
B. Less payment made with SIPC-6 filed (exclude interest) 11/06/2012 ck#41449 (Date Paid)		(2,391.00)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		2,579.00
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,579.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,579.00 CK#70353	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACCESS FINANCIAL GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

NANCY GORCHOFF CFO
(Title)

Dated the 23RD day of MAY, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01, 2012 and ending 03/31, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,500,706.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,500,706.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	503,111.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	203,709.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	6,430.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ITS TPA Fees/Letter Attached $1,793,936.00 & misc $1,650.00	1,795,586.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ $3,806.00	
Enter the greater of line (i) or (ii)	3,806.00
Total deductions	2,512,642.00
2d. SIPC Net Operating Revenues	$ 1,988,064.00
2e. General Assessment @ .0025	$ 4,970.00

(to page 1, line 2.A.)

ACCESS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2013